                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

                                Soft Care EC Inc.

                            107 - 980 West 1st Street
                               North Vancouver, BC
                                     V7P 3N4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes .....  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DESCRIPTION OF FILED INFORMATION:
Press Release Dated April 25, 2002

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     SoftCare EC Inc.
                                                     (Registrant)

Date: 29 April 2002                               By: /S/ Martyn Armstrong
                                                      ------------------------
                                                          President & CEO

                                                       SHARES ISSUED: 17,778,617
                                                       FULLY DILUTED: 23,389,189
                                                               SYMBOLS: SCE-TSXV
                                                                       SFCEF-OTC
                                                                        NR-02-08
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[softcare Logo Here]


                SOFTCARE TO PARTNER WITH TECHTRACK SOLUTIONS INC.
                -------------------------------------------------

NORTH VANCOUVER, BRITISH COLUMBIA, APRIL 25, 2002 - SoftCare EC Inc. (TSXV: SCE, OTC:SFCEF), www.softcare.com is pleased to announce the signing of a Memorandum of Understanding with TechTrack Solutions Inc., www.techtrack.com, a full service fixed-asset management firm providing companies and organizations with the skills, resources, tools and software, to successfully implement an asset management program in a cost-effective manner. TechTrack has successfully implemented its products and services with a multitude of clients throughout North America in the past three years.

When opportunities arise, SoftCare and TechTrack will promote each other's products and/or service offerings. This will provide SoftCare with additional sales exposure in the e-business marketplace and the ability to address the changing needs of our market.

"TECHTRACK IS EXCITED ABOUT THE OPPORTUNITY TO WORK WITH A WELL-ESTABLISHED BUSINESS PROCESS INTEGRATION COMPANY SUCH AS SOFTCARE. OUR SOLUTIONS ARE COMPLIMENTARY AND TOGETHER WE CAN OFFER OUR CUSTOMERS AND PROSPECTS WITH A POWERFUL END-TO-END E-BUSINESS SOLUTION," said Tony Koch, COO of TechTrack.

"OUR RELATIONSHIP WITH TECHTRACK WILL POSITION SOFTCARE IN THE GROWING ASSET MANAGEMENT MARKET PLACE. OUR JOINT SOLUTION WILL PROVIDE OUR CLIENTS ADDED VALUE TO WHAT IS ALREADY A SUPERIOR COST-EFFECTIVE SOLUTION. FURTHERMORE, IT IS ANTICIPATED THAT THE RELATIONSHIP WILL BRING A STRONG POTENTIAL REVENUE STREAM TO SOFTCARE," said Martyn Armstrong, CEO of SoftCare.


SoftCare develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all business e-trading relationships.

On behalf of the Board of Directors,


/s/ Martyn A. Armstrong
-----------------------
Martyn A. Armstrong
President and CEO

FOR MORE INFORMATION CONTACT:
Corporate Communications
Clive Massey
SoftCare EC Inc
888 763 8227 toll free
604 983 8083 tel
604 983 8056 fax
cmassey@softcare.com
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The foregoing contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. The statements may be identified by such forward-looking terminology as "expect," "believe," "may," "will," "intend," "plan," and similar statements or variations. Such forward-looking statements are based on our current estimates and assumptions and involve certain significant risks and uncertainties, including: risks associated with and dependence on the industry subject matter of the information; fluctuations in quarterly revenues due to lengthy selling cycles, product implementation cycles, customer budget cycles, and timing of revenue recognition; dependence on major customers; successful and timely development and introduction of new products and versions; rapid technological changes; increased competition; retention of key senior managers; and other industry related factors. Other important factors that should be considered are included in the company's 20F (November 28, 2001) and 6Ks and other reports filed with the SEC and on SEDAR. Actual results may differ materially. The company assumes no obligation for updating any such forward-looking statements.